NO ACT

P.E.
06/06/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

DIVISION OF
CORPORATION FINANCE

Received SEC

JUL 15 2013

Washington, DC 20549

13002869

July 15, 2013

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 7-15-13

Michael A. Hedge
K&L Gates LLP
michael.hedge@klgates.com

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 6, 2013

Dear Mr. Hedge:

This is in response to your letter dated June 6, 2013 concerning the shareholder proposal submitted to Peregrine by Chris Lacoursiere. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Chris Lacoursiere

*** FISMA & OMB Memorandum M-07-16 ***

July 15, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 6, 2013

The proposal relates to directors.

There appears to be some basis for your view that Peregrine may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Peregrine's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Sebastian Gomez Abero
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

K&L GATES

K&L GATES LLP
1 PARK PLAZA
TWELFTH FLOOR
IRVINE, CA 92614
T 949.253.0900 F 949.253.0902

Michael A. Hedge
D 949.623.3519
F 949.623.4454
michael.hedge@klgates.com

June 6, 2013

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Peregrine Pharmaceuticals, Inc. - Omission of Shareholder Proposal

Ladies and Gentlemen:

We are counsel to Peregrine Pharmaceuticals, Inc., a Delaware corporation (the "Company") and submit this letter on the Company's behalf pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy statement (the "2013 Proxy") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting ") by Chris Lacoursiere (the "Proponent"). The Proposal is attached to this letter as Exhibit A.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if, in reliance on certain provisions of Rule 14a-8 under the Exchange Act, the Company excludes the Proposal from its 2013 Proxy.

The Company's 2013 Annual Meeting is scheduled for October 17, 2013. The Company currently intends to file its definitive 2013 Proxy with the SEC on or about August 26, 2013. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act. Also, in accordance with Rule 14a-8(j), a copy of this letter with attachments is being sent to the Proponent informing him of the Company's intention to omit the Proposal from its 2013 Proxy. Further, Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Bases for Excluding Shareholder Proposal

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy pursuant to Rule 14a-8(b) and Rule 14a-8(f)(i) because, in response to the Company's proper and timely request for that information, the Proponent failed to provide (i) the requisite proof of continuous stock ownership of the required number of shares and (ii) a statement of the Proponent's intention to hold shares required number of shares through the date of the 2013 Annual Meeting.

Background

The Proponent provided the Proposal to the Company in a letter dated May 4, 2013, which the Company received on May 10, 2013. Included with the Proposal was an Investment Report from Fidelity Investments showing the Proponent's common stock holdings and the value of such shares from January 1, 2013 through March 31, 2013. The Investment Report did not indicate when the securities were purchased or for how long they had been held. Upon receiving the Proposal, the Company reviewed the records of its stock transfer agent, and determined that the Proponent did not appear in those records as a registered shareholder. The Proponent's submission contained two procedural deficiencies: (i) it did not provide proper verification of the Proponent's ownership of the requisite number of Company shares for the required period pursuant and (ii) it did not include a statement of the Proponent's intention to hold such shares through the date of the 2013 Annual Meeting.

On May 14, 2013, which was within 14 calendar days of the Company's receipt of the Proposal, the Company sent a letter via overnight delivery notifying the Proponent of the requirements of Rule 14a-8, and how the Proponent could remedy the deficiencies associated with the Proposal; specifically, that the Proponent (i) provide the required information necessary to prove the Proponent's eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b) and (ii) provide a statement of the Proponent's intention to hold shares through the date of the 2013 Annual Meeting, (the "Deficiency Notice"). A copy of the Deficiency Notice is attached to this letter as Exhibit B.

Federal Express , the overnight delivery service utilized by the Company to deliver the Deficiency Notice, confirmed the delivery of the Deficiency Notice to the Proponent at 9:42 a.m. Eastern Daylight Time on May 15, 2013. The Proponent did not respond to the Deficiency Notice by providing the requisite proof of ownership by May 29, 2013, the 14th calendar day following the receipt of the Deficiency Notice.

Analysis

The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the information necessary to determine its eligibility to submit a shareholder proposal in response to the Company's request for this information.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to provide information regarding his eligibility to submit the Proposal in accordance with Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." The Staff has stated in Staff Legal Bulletin No. 14 (July 13, 2001) that when a shareholder is not the registered holder of the company's securities, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). Further, the staff recently clarified in Staff Legal Bulletin No. 14F that the proof of ownership must come from the "record" holder of the shareholder's shares, and that with respect to securities that are held in "street name" and deposited with DTC, only brokers or banks that are DTC participants will be viewed as "record" holders of the securities for the purposes of Rule 14a-8(b)(2)(i). In the Deficiency Notice, the Company specifically requested from the Proponent the required information necessary to satisfy the proof of ownership requirement.

As noted above, the Proponent has only offered an Investment Report showing the number of shares of common stock held as of March 31, 2013 and the value of such shares from January 1, 2013 through March 31, 2013. The Investment Report did not provide any evidence that these shares had been held continuously for one year. As a result of the foregoing, the Investment Report was inadequate to prove Proponent's eligibility to submit a shareholder proposal.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the proof of beneficial ownership requirements specified in Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency in the proponent's submission and the proponent fails to correct the deficiency within the required time. As noted above, the Deficiency Notice provided detailed information regarding the requirements to provide the requisite ownership of the Company's securities and was timely submitted pursuant to the requirements of Rule 14a-8(b). The Proponent never responded to the Deficiency Notice.

The Staff has consistently concurred that a stockholder proposal may be excluded from a company's proxy materials when the proponent has failed to provide satisfactory evidence of eligibility to submit the shareholder proposal in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1). See Union Pacific Corp. (Jan. 29, 2010) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Cisco Systems, Inc.* (July 11, 2011); *I.D. Systems, Inc.* (March 31, 2011); *Amazon.com, Inc.* (March 29, 2011) and *Time Warner Inc.* (February 19, 2009); *Time Warner Inc.* (Feb. 19, 2009); *Alcoa Inc.* (Feb. 18, 2009); *Qwest Communications International, Inc.* (Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (Apr. 5, 2007); *Yahoo! Inc.* (Mar. 29, 2007); *CSK Auto Corp.* (Jan. 29, 2007); *Motorola, Inc.* (Jan. 10, 2005); *Johnson & Johnson* (Jan. 3, 2005); *Agilent Technologies* (Nov. 19, 2004); *Intel Corp.* (Jan. 29, 2004); *Moody's Corp.* (Mar. 7, 2002).

Proponent failed to provide timely documentary evidence of its eligibility to submit a shareholder proposal in response to the Company's proper and timely Deficiency Notice. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal from its 2013 Proxy pursuant to Rule 14a-8(f), and therefore not recommend any enforcement action to the SEC if the Company excludes the Proposal for the reasons stated in this letter.

The Proposal May Be Excluded Under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) due to the Proponent's Failure to Provide a Written Statement that the Proponent Intends to

Continue to Hold the Securities Through the Date of the 2013 Annual Meeting After Timely Notice from the Company.

Rule 14a-8(b)(2) provides that a proponent must provide the company with a written statement that the proponent intends to continue to hold the securities through the date of the meeting of shareholders. Under Rule 14a-8(f)(1), a company may properly exclude a proposal for failing to state this intention if the company, within 14 calendar days of receipt of the proposal, notifies the proponent in writing of the deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the company's notification. Despite timely and specific notice by the Company, the Proponent failed to provide a written statement of intent to continue to hold the Company's securities through the date of the 2013 Annual Meeting as specified by Rule 14a-8(b)(2).

The Division has repeatedly recognized that a company may exclude a proposal under Rule 14a-8(f)(1) when the proponent does not provide a timely, written statement of intent to hold the company's securities as required by Rule 14a-8(b)(2) in response to a specific request for such statement. See *Chevron Corporation* (January 30, 2007); *Washington Mutual, Inc.* (December 31, 2007) and *Exxon Mobil Corporation* (January 23, 2001). For this reason, the Company believes that the Proposal may be excluded from the 2013 Proxy because the Proponent failed to submit any written notification of his intention to hold the securities through the date of the 2013 Annual Meeting, even after the Proponent was specifically informed of his obligation to do so.

Conclusion

In conclusion, the Company requests that the Staff confirm at its earliest convenience that it will not recommend any enforcement action to the SEC if the Proposal is excluded from the Company's 2013 Proxy.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to michael.hedge@klgates.com. If we can be of any further assistance in this matter, please do not hesitate to contact me at (949) 623-3519 or Mark Ziebell, the Company's Vice President, General Counsel, at (714) 508-6080.

Sincerely,

K&L GATES, LLP

Michael A. Hedge

Enclosures
cc: Chris Lacoursiere (VIA Federal Express)

EXHIBIT A

Proponent's Submission

RESOLVED, the stockholders of Peregrine Pharmaceuticals (the Company) request:

All future Director fee annual retainers and stock option grants for Directors Pohl, Johnson and Schwartz be deferred until such time that two of the five conditions below are met:

1. Two additional independent directors are elected to the Board of Directors. The term, "Independent Directors," shall be defined by the NASDAQ Marketplace Rules governing the independence of directors. The company has acknowledges its understanding of these rules, including but not limited to 5605(a)(2), as is evidenced by its citing on page six of the company's FY2012 Proxy Statement.

2. The company's market capitalization remains at or above $740 million for 20 consecutive trading days. "Market capitalization" shall be defined by multiplying the numberof shares outstanding as reported by the company in its most recent SEC filing or public disclosure by the closing price of the stock as listed on www.nasdaq.com/symbol/pphm

    a. $740 million market cap is the approximate value of the current outstanding shares multiplied by $5.39, the closing price of the stock before the coding discrepancies were announced on September 24, 2012.

3. The first patient is enrolled in any phase III or phase II/III registrational trial in any oncology indication for bavituximab. Such "registrational" trials will be defined by a clear written correspondence from the FDA stating that reaching primary endpoints in said trials will justify submission of a new drug application.

4. FDA accepts the filing of a new drug application for bavituximab in any oncology indication.

5. FDA approves bavituximab for use in any oncology indication.

Stockholders recommend allowing the existing fee of $2,000 for each Board meeting attended, whether in-person or telephonically to remain without change.

Why Stockholder is Asking for Your Approval

Cash paid to Directors from April, 30 2007- April 30, 2012:

Schwartz: $535,000

Pohl: $533,000

Johnson: $901,000

*Source: SEC Company Filings

$100 invested in PPHM on April 30, 2007 was worth $9.40 on April 30, 2012 per page 34 of the Company's proxy statement Fiscal Year 2012.

Stockholder recommends the company amend, adopt or repeal any and all bylaws necessary to implement the above recommended changes as is allowed under Delaware General Corporate Law ("DGCL") section 122(6). This includes, but is not limited to implementing changes that temporarily contravene Section 141(a) of the DGCLK which states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors" and Section 122(15) of the DGCL which authorizes corporations to establish and carry out stock option plans for directors, officers and employees until such time that 2 of the aforementioned 5 conditions are satisfied.

Section 122(5) of the DGCL authorizes corporations to provide their directors with suitable compensation. The stockholders agree and contest $2,000 per meeting is suitable when past compensation and subsequent stock performance is taken into consideration.

Please vote **FOR** preserving shareholder value

Chris Lacoursiere

*** FISMA & OMB Memorandum M-07-16 ***

5/4/13

Pages 8 through 9 redacted for the following reasons:

- -

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Deficiency Notice

Peregrine
Pharmaceuticals, Inc.

May 14, 2013

VIA FEDERAL EXPRESS

Mr. Chris Lacoursiere

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Mr. Lacoursiere,

We are in receipt of the proposal you have submitted for inclusion in Peregrine Pharmaceuticals, Inc.'s proxy statement for its upcoming 2013 Annual Stockholder Meeting currently scheduled for October 17, 2013.

As you are aware, Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended, sets for various eligibility and procedural requirements, which stockholders must follow if they wish to include a proposal in our proxy materials. In this regard, please note that Rule 14a-8(b) sets eligibility requirements for stockholders seeking to submit proposals. Because you hold your Peregrine stock in "street name," you must provide a written statement (i.e., a proof of ownership letter) from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposal, May 6, 2013, you continuously owned the requisite amount of securities for the one-year period preceding and including such date. Copies of your brokerage statements are not sufficient to satisfy this requirement. In addition, you must provide to us a written statement that you intend to continue to hold such shares through the date of our 2013 Annual Stockholder Meeting.

Please note that pursuant to Rule 14a-8(f), you have fourteen (14) calendar days following your receipt of this letter in which to respond to this letter.

Please address your response to my attention. Thank you for your interest in and support of Peregrine Pharmaceuticals, Inc.

Sincerely,

Mark R. Ziebell
General Counsel
and Secretary

14282 Franklin Avenue, Tustin, CA 92780 • Main 714.508.6000 • Fax 714.838.9433 • www.peregrineinc.com